1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2008

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Connected Transaction - Acquisition of Beijing Telecom, dated March 31, 2008	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date:	April 1, 2008	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and CEO

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

CONNECTED TRANSACTION

ACQUISITION OF BEIJING TELECOM

SUMMARY

The Acquisition

The Board announced that the Company had entered into the Acquisition Agreement on 31 March 2008, pursuant to which the Company agreed to acquire, and China Telecommunications Corporation, the Company’s controlling shareholder, agreed to sell the entire equity interest in Beijing Telecom, subject to certain conditions.

The consideration for the Acquisition is RMB5,557.00 million (equivalent to approximately HK$6,164.44 million) payable in cash within 15 Business Days after the completion date of the Acquisition. The Company intends to finance the Acquisition with internal resources.

The Board considers that the Acquisition provides an opportunity for the Company to provide better services to VIP customers, enhance its market position and competitiveness, enjoy benefits from the increased demand for telecommunications services during 2008 Olympic Games period and realize operating synergies. The Board believes that such acquisition would be in line with the Company’s objective of creating long-term value for its shareholders.

The Board, excluding the independent non-executive Directors, are of the view that the Acquisition was entered into on normal commercial terms after arm’s length negotiation, is fair and reasonable, and is in the interest of the Company and its Shareholders as a whole. The independent non-executive Directors will form a view on the Acquisition in the circular stage, taking into account the advice from BNP Paribas Capital.

As of the date of this announcement, China Telecommunications Corporation owned and was entitled to exercise control of 70.89% of the voting rights in respect of the issued share capital of the Company. Accordingly, under the Hong Kong Listing Rules, the Acquisition constitutes a connected transaction of the Company. On the basis that the Acquisition and the transactions announced by the Company on 15 June 2007, which were completed in 2007 are aggregated for the purposes of Rule 14A.25 of the Hong Kong Listing Rules, the highest applicable percentage ratio exceeds 2.5% but is less than 5%. Therefore, the Acquisition is subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. As details of the transactions announced by the Company on 15 June 2007 are available on the website of the Stock Exchange and the Company, such details will not be set out in this announcement.

China Telecommunications Corporation and its associates, being connected persons to the Acquisition, will abstain from voting on the ordinary resolution to approve the terms of the Acquisition. Any vote of the Independent Shareholders at the EGM shall be taken by poll.

Proposed Merger

The Company proposes to enter into a merger agreement with Beijing Telecom upon completion of the Acquisition. Pursuant to the merger agreement, Beijing Telecom will be dissolved and all of their assets, businesses, liabilities, rights and obligations will be assumed by the Company.

Proposed Amendments to the Articles of Association

In view of the expansion of the geographic coverage of the Company’s telecommunications operations as a result of the Acquisition and the expansion of the Company’s business scope in order to meet its business development requirements, certain amendments are proposed to be made to the Articles of Association.

Independent Shareholders’ Approval and Independent Financial Adviser

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Acquisition. BNP Paribas Capital has been retained as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

Financial Adviser

CICC is the financial adviser to the Company in respect of the Acquisition.

Despatch of shareholders’ circular

A circular containing, amongst other things, details of the terms of the Acquisition, the proposed merger of the Company with Beijing Telecom, the proposed amendments to the Articles of Association, letters from the Independent Board Committee and from BNP Paribas Capital and a notice to shareholders of the Company convening an Extraordinary General Meeting to approve, amongst other things, the terms of the Acquisition, the proposed merger of the Company with Beijing Telecom and the proposed amendments to the Articles of Association will be dispatched to the Shareholders as soon as practicable.

1.	ACQUISITION OF BEIJING TELECOM

(a)	The Acquisition

The Company entered into the Acquisition Agreement on 31 March 2008, pursuant to which the Company agreed to acquire and China Telecommunications Corporation, the Company’s controlling shareholder, agreed to sell the entire equity interest in Beijing Telecom, subject to certain conditions.

(b)	The Consideration

The consideration for the Acquisition is RMB5,557.00 million (equivalent to approximately HK$6,164.44 million) payable in cash within 15 Business Days after the completion date of the Acquisition. Any increase in net asset value of Beijing Telecom between the appraisal date and the completion date as a result of any profit for the period shall be for China Telecommunications Corporation’s account and any diminution in net asset value during the same period resulting from any loss for the period should be compensated in cash by China Telecommunications Corporation to the Company. The consideration to be paid by the Company has been determined after arm’s length negotiations with reference to the appraised value of Beijing Telecom’s net assets of RMB5,556.51 million (approximately HK$6,163.90 million) as provided by the PRC appraiser as at 30 September 2007 and various other factors, including among others, the quality of the assets and the financial and operational indicators of Beijing Telecom, and the reasons for and benefits of the Acquisition as described below.

The Company intends to finance the Acquisition with internal resources.

(c)	Conditions to Completion of the Acquisition

Completion of the Acquisition is conditional upon the fulfilment of, amongst others, the following conditions:

(i)	the obtaining of approval by the Independent Shareholders for the Acquisition at a general meeting in accordance with the Articles of Association and the Hong Kong Listing Rules;

(ii)	the obtaining of approval from the relevant government and regulatory authorities, including but not limited to the approval from the State-owned Assets Supervision and Administration Commission of the State Council for the Acquisition and the registration procedures relating to the change in shareholdings in Beijing Telecom as a result of the Acquisition have been completed; and

(iii)	there having been no material adverse change to the financial conditions, business operations or prospects of Beijing Telecom.

Completion shall take place as soon as practicable following the satisfaction of all of the above conditions. If any of the above-mentioned conditions is or are not satisfied (or in the case of (iii) above, not waived by the Company) within 180 days from the date of the Acquisition Agreement or by such other date as agreed by the parties, the Acquisition Agreement will lapse.

2.	REASONS FOR AND BENEFITS OF THE ACQUISITION

The Board considers that the Acquisition provides an opportunity for the Company to provide better services to VIP customers, enhance its market position and competitiveness, enjoy benefits from the increased demand for telecommunications services during the 2008 Olympic Games period and realize operating synergies. The Board believes that such acquisition would be in line with the Company’s objective of creating long-term value for its shareholders.

(a)	Provision of better services to VIP customers

The Acquisition will enable the Company to provide better national and cross-border network services to VIP customers, and will further expand the Company’s market share and strengthen its competitive advantages in the high-end telecommunications business. As the regional headquarters of many large national enterprises and multi-national corporations are located in Beijing, and these customers have strong demand for comprehensive telecommunications services, the Company, after the Acquisition, will be able to improve its internal coordination and allocation of resources, satisfy its VIP customers’ demand for comprehensive telecommunications services and applications, as well as diversified requirement of VIP customers.

(b)	Enhancement of market position and competitiveness

The Acquisition will expand the geographic coverage of the Company’s telecommunications operations. This expansion will be beneficial to the expansion of the Company’s integrated information services business and value-added applications services, such as ICT and “Best Tone” services, thereby enhancing the Company’s competitiveness, increasing its brand awareness and creating new drivers of revenue.

(c)	Benefit from the business opportunities during the Beijing 2008 Olympic Games period

The Board expects that during the Beijing 2008 Olympic Games period, there will be a significant increase in the usage of telecommunications services, including but not limited to international private leased circuit, Internet leased lines, and IDC. The Company will benefit from the increased demand for telecommunications services during such period. The Company will enhance its financial performance by capturing new customers with new requirements and providing a greater variety of telecommunication services to its existing customers.

(d)	Realization of operating synergy and improvement in operating efficiency

The Board believes that the Acquisition represents an opportunity to create shareholders’ value through transferring the Company’s management practices to Beijing Telecom. Such practices will further improve the management efficiency of Beijing Telecom. Economies of scale can also be achieved through integration of internal resources, enhanced network and service systems.

3.	INFORMATION ON BEIJING TELECOM

Beijing Telecom is a limited liability company incorporated under PRC law on 16 July 2002 and wholly owned by China Telecommunications Corporation. The principal businesses of Beijing Telecom are the provision of telecommunications and information services, covering local fixed network services, domestic and international long distance services, broadband services, managed data services, leased line services and integrated information services in the Beijing municipality.

The following table was based on the management accounts of Beijing Telecom prepared under International Financial Reporting Standards:

	For the year ended 31 December 2006	Approximately equivalent to	For the year ended 31 December 2007	Approximately equivalent to
	RMB million	HK$ million	RMB million	HK$ million
Revenue	2,054.87	2,279.49	2,455.40	2,723.80

Net profit before taxation and extraordinary items	481.27	533.88	714.42	792.51

Net profit after taxation and extraordinary items	321.29	356.41	470.47	521.90

Based on the management accounts of Beijing Telecom prepared under the International Financial Reporting Standards, the book value of the net assets of Beijing Telecom as at 31 December 2007 was approximately RMB4,325.42 million (approximately equivalent to HK$4,798.24 million). The consideration represented an implied historical price to earning ratio of 11.8.

4.	PROPOSED MERGER

The Company proposes to enter into a merger agreement with Beijing Telecom upon completion of the Acquisition. Pursuant to the merger agreement, Beijing Telecom will be dissolved and all of their assets, businesses, liabilities, rights and obligations will be assumed by the Company. Completion of the merger will take place upon completion of the de-registration of Beijing Telecom by the relevant authorities. The Board believes that the organization structure and management system resulting from the merger by way of absorption will be more suitable for the requirements of the Group’s development strategies. They will also enhance the integration and allocation of the Group’s internal resources and further improve the Group’s management standard and overall efficiency, which is in the interests of the Company and its Shareholders as a whole.

5.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In view of the expansion of the geographic coverage of the Company’s telecommunications operations as a result of the Acquisition and the expansion of the Company’s business scope in order to meet its business development requirements, certain amendments are proposed to be made to the Articles of Association. Such proposed amendments mainly relate to the change of the Company’s business scope and are subject to the approval of the Shareholders by way of a special resolution at the EGM. Further, the proposed amendments will become effective after the relevant procedures for the approval and/or registration or filing in the PRC have been completed.

Details regarding the proposed amendments to the Articles of Association will be set out in the circular to be despatched to the Shareholders.

6.	COMPLIANCE WITH THE HONG KONG LISTING RULES

As of the date of this announcement, China Telecommunications Corporation directly owned 70.89% of the Company’s issued share capital. Accordingly, under the Hong Kong Listing Rules, the Acquisition constitutes a connected transaction of the Company. On the basis that the Acquisition and the transactions announced by the Company on 15 June 2007, which were completed in 2007 are aggregated for the purposes of Rule 14A.25 of the Listing Rules, the highest applicable percentage ratio exceeds 2.5%, but is less than 5%. Therefore, the Acquisition is subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules. As details of the transaction announced by the Company on 15 June 2007 are available on the website of the Stock Exchange and the Company, such details will not be set out in this announcement. Save for the transactions announced by the Company on 15 June 2007, there was no previous transaction between the Company and China Telecommunications Corporation which may require aggregation under Rule 14A.25 of the Listing Rules.

Certain transactions between Beijing Telecom and China Telecommunications Corporation and its subsidiaries will constitute continuing connected transactions of the Company upon completion of the Acquisition. The Company has reviewed and considered that all such transactions will fall under the Comprehensive Services Framework Agreement. Having considered the estimated transaction amounts, the Company considers that it would not be necessary to revise the existing 2008 annual cap for the transactions under the Comprehensive Services Framework Agreement.

China Telecommunications Corporation and its associates being connected persons to the Acquisition, will abstain from voting on the ordinary resolution to approve the terms of the Acquisition. Any vote of the Independent Shareholders at the EGM shall be taken by poll.

An Independent Board Committee has been established to advise the Independent Shareholders in respect of the terms of the Acquisition. BNP Paribas Capital has been retained as the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders.

CICC is the financial adviser to the Company in respect of the Acquisition.

7.	FURTHER INFORMATION

The Board, excluding the independent non-executive Directors, are of the view that the Acquisition was entered into on normal commercial terms after arm’s length negotiation, is fair and reasonable, and is in the interest of the Company and its Shareholders as a whole. The independent non-executive Directors will form a view on the Acquisition in the circular stage, taking into account the advice from BNP Paribas Capital.

A circular containing, amongst other things, details of the terms of the Acquisition, the proposed merger of the Company with Beijing Telecom, the proposed amendments to the Articles of Association, letters from the Independent Board Committee and from BNP Paribas Capital (the Independent Financial Adviser) and a notice to shareholders of the Company convening an Extraordinary General Meeting to approve, amongst other things, the terms of the Acquisition, the proposed merger of the Company with Beijing Telecom and the proposed amendments to the Articles of Association will be dispatched to the Shareholders as soon as practicable.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the meanings:

“Acquisition”	the proposed acquisition by the Company of the entire equity interest in Beijing Telecom pursuant to the Acquisition Agreement, as further described in this announcement

“Acquisition Agreement”	the equity transfer agreement dated 31 March 2008 between the Company and China Telecommunications Corporation relating to the Acquisition

“Articles of Association”	the articles of association of the Company

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Beijing Telecom”	China Telecom Group Beijing Corporation, a company established with limited liability under the laws of the PRC and currently a wholly-owned subsidiary of China Telecommunications Corporation

“Board”	as of the date of this announcement, the board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, and Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive Director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive Directors

“BNP Paribas Capital” or “Independent Financial Adviser”	BNP Paribas Capital (Asia Pacific) Limited, acting as the independent financial adviser, a corporation licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance

“Business Day”	a day (excluding Saturdays) on which banks are generally open in Beijing for the transaction of normal banking business

“China” or “PRC”	the People’s Republic of China (excluding, for the purposes of this announcement, Hong Kong, Macau and Taiwan)

“China Telecommunications Corporation”	China Telecommunications Corporation ( ), a state-owned enterprise established under the laws of the PRC on 17 May 2000 and the controlling shareholder of the Company, with its principal business being the investment holding of companies primarily involved in the provision of telecommunications services in the PRC, the provision of specialized telecommunication support services and other businesses

“CICC”	China International Capital Corporation (Hong Kong) Limited, which is licensed by the Securities and Futures Commission for Types 1, 4, 6 and 9 regulated activities under the Securities and Futures Ordinance, being the financial adviser to the Company in respect of the Acquisition

“Company”	China Telecom Corporation Limited ( ), a joint stock limited company, listed on the main board of the Stock Exchange, incorporated in the PRC with limited liability on 10 September 2002 and whose principal business includes the provision of telecommunications services in the business regions within the PRC as authorized by the relevant regulatory department of the PRC, such as the operation of domestic and international fixed telecommunications networks and facilities, and voice, data, image and multimedia communications on fixed telecommunications networks and information services

“Comprehensive Services Framework Agreement”	a framework agreement entered into between the Company and China Telecommunications Corporation for the provision of comprehensive services, details of which are set out in the Company’s announcement dated 26 December 2007

“Directors”	the directors of the Company

“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be convened on 30 May 2008

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Independent Board Committee”	the committee of Directors, consisting of Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius, who are independent non-executive Directors, formed to advise the Independent Shareholders in respect of the terms of the Acquisition

“Independent Shareholders”	Shareholders other than China Telecommunications Corporation and its associates

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	Shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“VIP customers”	governmental and enterprise customers

For your convenience, this announcement contains translations between HK$ and RMB amounts at HK$1 = RMB0.90146, the prevailing rates on 28 March 2008. The translations are not representations that the RMB could actually be converted into HK$ at such rates, or at all.

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to uncertainties and assumptions, some of which are beyond its control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and the Company’s ability to successfully execute its business strategies. In addition, these forward-looking statements reflect the Company’s current views with respect to future events but are not a guarantee of future performance. The Company does not intend to update these forward-looking statements. Actual result may differ materially from the information contained in the forward-looking statements as a result of a number of factors.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC

31 March 2008